Gordon Pointe Acquisition Corp.

780 Fifth Avenue South

Naples, FL 34102

December 22, 2017

VIA EDGAR AND EXPRESS MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: John Reynolds

Re:	Gordon Pointe Acquisition Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted November 6, 2017

CIK No. 0001708176

Dear Mr. Reynolds:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated November 30, 2017 with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted to the SEC by Gordon Pointe Acquisition Corp. (the “Company”) on November 6, 2017. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

In addition, the Company will supplementally provide the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company utilized in certain presentations (the “Testing-the-Waters Presentations”) to potential investors in reliance on Section 5(d) of the Securities Act. Please note that the potential investors were not permitted to retain copies of the communications.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it publicly filed via EDGAR the Registration Statement on Form S-1 (the “Form S-1”) reflecting the changes made to conform to the Testing-the-Waters Presentations.

Staff Comments and Company Responses

4. Private Placement, page F-11

1.	We note your response to comment 6. Please provide us your analysis and the basis in accounting for your conclusion that the private placement warrants will classified within equity.

Response:

Background

Each whole warrant entitles the registered holder to purchase one whole share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the Proposed Offering or 30 days after the completion of an initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of an initial business combination, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of an initial business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.”

If the Company calls its warrants for redemption and management does not take advantage of this option, the Company’s sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the completion of an initial business combination, subject to certain limited exceptions, and they will not be redeemable by the Company so long as they are held by the sponsor or its permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in Proposed Offering.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a business combination within the combination period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Applicable Literature

Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

ASC 480 applies to an issuer’s classification and measurement of freestanding financial instruments. A freestanding financial instrument is one that meets either of the following conditions:

a.       It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.       It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

Management notes that the private placement warrants are considered to be freestanding instruments.

Analysis and Conclusion

ASC 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC 480 provides guidance on which instruments are within the scope of 480:

1.       A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

2.       A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.

3.       An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.       It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b.       It requires or may require the issuer to settle the obligation by transferring assets.

4.       A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.       A fixed monetary amount known at inception (for example, a payable that may be settled with a variable number of the issuer’s equity shares)

b.       Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and that may be settled with a variable number of the issuer’s equity shares)

c.       Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Management notes that the private placement warrants do not exhibit any of the above characteristics and, therefore, would not be classified as liabilities under ASC 480.

Once a reporting entity has determined that a freestanding instrument should not be accounted for using the guidance in ASC 480, the next step is to determine whether the instrument should be accounted for as (1) an equity instrument or (2) a liability (or in some cases an asset) under the guidance in ASC 815-40.

An instrument should be analyzed to determine whether it would be considered indexed to the reporting entity’s own stock in order to determine whether the instrument is within the scope of the guidance on additional requirements for equity classification. An instrument that is considered indexed to a reporting entity’s own stock should be evaluated to determine if it meets the requirements for equity classification in ASC 815-40. If these requirements are met, equity classification is appropriate and the instrument should be initially measured at fair value with no subsequent measurement. If the requirements for equity classification are not met, the instrument should be classified as an asset or liability and recorded at fair value with changes in fair value recorded in the income statement.

ASC 815-10 provides the definition of a derivative instrument. A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.       Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.       One or more underlyings

2.       One or more notional amounts or payment provisions or both

b.       Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.       Net settlement. The contract can be settled net by any of the following means:

1.       Its terms implicitly or explicitly require or permit net settlement

2.       It can readily be settled net by a means outside the contract

3.       It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

As noted above, the private placement warrants can be net settled and, therefore, meet the definition of a derivative.

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and then the instrument’s or embedded component’s settlement provisions.

Step One – Exercise Contingencies

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. Since the private placement warrants do not have an exercise contingency, this step is N/A.

Step Two – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.       The fair value of a fixed number of the entity’s equity shares

b.       A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.       Strike price of the instrument

b.       Term of the instrument

c.       Expected dividends or other dilutive activities

d.       Stock borrow cost

e.       Interest rates

f.       Stock price volatility

g.      The entity’s credit spread

h.      The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Since the private placement warrants have a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price, the private placement warrants are considered to be indexed to the Company’s own stock.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.       Contracts the require net cash settlement are assets or liabilities

b.       Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.       If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.       If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a.       Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b.       Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.       Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.       No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e.       No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f.       No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g.       No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Management notes that the terms of the private placement warrants meet all of the above criteria.

Overall Conclusion:

Based upon the above analysis, the Company concluded that the private placement warrants meet the requirements for equity classification because they are considered to be indexed to the Company’s common stock.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (412) 960-4687.

Sincerely,

/s/ James J. Dolan

James J. Dolan

Chief Executive Officer